September 15, 2009
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4720
100 F Street, NE
Washington, D.C. 20549

Re:	Allied World Assurance Company Holdings, Ltd Form 10-K for Fiscal Year Ended December 31, 2008 Filed February 27, 2009 File No. 001-32938
Dear Mr. Rosenberg:
On behalf of Allied World Assurance Company Holdings, Ltd (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Form 10-K for the fiscal year ended December 31, 2008, filed February 27, 2009 (the “Form 10-K”), and the Company’s Form 10-Q for the quarter ended June 30, 2009, filed August 7, 2009 (the “Form 10-Q”), contained in the letter, dated August 21, 2009 (the “Comment Letter”).
We have set forth each of the Staff’s comments below with the Company’s corresponding response and have numbered the items to correspond to the Comment Letter.
Defined terms used herein without definition have the meanings ascribed to them in the Form 10-K or Form 10-Q, as applicable.

Securities and Exchange Commission
September 15, 2009

Form 10-K for the year ended December 31, 2008
Notes to Consolidated Financial Statements
2. Significant Accounting Policies
k) Goodwill and Intangible Assets, page F-12
1.
You disclose that you evaluate indefinite lived intangible assets and goodwill for impairment annually or more frequently if circumstances warrant. You limit your policy discussion of impairment to the evaluation and comparison of the fair value of these assets to their carrying values. You also disclose that since you acquired Darwin after your annual impairment testing and due to recent market turmoil you performed an additional analysis and determined that no “re-valuation” of Darwin goodwill was necessary at the end of the year. Given that your market capitalization appears to be less than your book value, please address the following comments:

a. Please revise your policy disclosure to specify how you allocate goodwill to reporting units.

Response: Your comment is noted and will be in future filings. Beginning with our Form 10-K for the year ended December 31, 2009, the Company will provide enhanced disclosures similar to what is attached as Exhibit A to this letter blacklined from what was disclosed in our Form 10-K for the year ended December 31, 2008.

b. Please revise your policy disclosure to indicate how you would measure an impairment if the carrying value of a reporting unit exceeds its fair value.

Response: Your comment is noted and will be in future filings. Beginning with our Form 10-K for the year ended December 31, 2009, the Company will provide enhanced disclosures similar to what is attached as Exhibit A to this letter blacklined from what was disclosed in our Form 10-K for the year ended December 31, 2008.

c. Please explain to us what you mean by the “re-valuation” of Darwin’s goodwill at year-end. Please clarify whether you are referring to adjustments that can be recorded during the allocation period under paragraphs 40 and 41 of SFAS 141 or whether you are referring to a goodwill impairment analysis under paragraph 28 of SFAS 142. To the extent that you are referring to the allocation period under SFAS 141, please explain to us how the market turmoil after the acquisition of Darwin relates to a preacquisition contingency. In any regard, please reference for us the authoritative literature you relied upon to support your accounting.

Response: Our reference to the “re-valuation” is related to testing the goodwill for Darwin outside of our annual impairment testing date, which is September 30, 2009, under paragraph 28 of SFAS 142 and not in relation to adjustments that can be recorded during the allocation period under paragraphs 40 and 41 of SFAS 141. We believed that given the market turmoil that existed between the date we acquired Darwin (October 20, 2008) and the end of our fiscal year (December 31, 2008), we should assess if any events or circumstances existed that would warrant a goodwill impairment test despite the fact that we had recently acquired Darwin. Our disclosures on page F-12 in our Form 10-K for the year ended December 31, 2008 listed the factors that management considered in determining if there were any events or circumstances that would cause us to perform a goodwill impairment test under paragraph 28 of SFAS 142. Based on the factors listed on page F-12, we concluded no goodwill impairment test was required.

Securities and Exchange Commission
September 15, 2009

We are not proposing any future disclosures as the disclosure surrounding the “re-valuation” will be removed and replaced in our Form 10-K for the year ended December 31, 2009 with our goodwill impairment testing accounting policy as outlined in Exhibit A of this response letter.

d. To the extent your impairment tests indicate that impairment is avoided by narrow margins, please disclose this fact, the major assumptions used in your analysis and the impact of reasonably likely changes in your major assumptions.

Response: We currently have not performed our goodwill impairment test as it relates to the goodwill acquired as part of our acquisition of Darwin, but it will be performed in the fourth quarter of 2009. To the extent that our goodwill impairment test indicates that a goodwill impairment is avoided by a “narrow margin” we will disclose that fact and the impact of reasonably likely changes in our major assumptions in future filings. In addition, we will disclose, if considered material, the results of our valuation techniques for determining the fair value of the reporting units, as well as the major assumptions used in determining the fair value and the reasonably likely changes in the major assumptions beginning with our Form 10-K for the year ended December 31, 2009. Please note that our impairment tests for our indefinite life intangible assets that occurred during the year ended December 31, 2008 did not indicate that an impairment was avoided by a “narrow margin”.

5. Fair Value of Financial Instruments, page F-23
2.
You disclose that you use pricing services and broker/dealer quotes to estimate fair value. To the extent third parties are used to assist in the determination of fair value, please revise your disclosure to address the following:

•	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements; and

•	Whether the broker quotes are binding or non-binding.
Response: Your comment is noted and will be in future filings. Beginning with our Form 10-Q for the quarter ended September 30, 2009, the Company will provide enhanced disclosures similar to what is attached as Exhibit B to this letter blacklined from what was disclosed in our Form 10-K for the year ended December 31, 2008.

Securities and Exchange Commission
September 15, 2009

3.	You disclose that you have investments in hedge funds which are invested in a range of diversified strategies. Please enhance your disclosures with respect to your hedge fund investments as follows:
•	Disclose the amounts allocated to each respective investment strategy;

•	Provide a more robust description of each investment strategy;

•	Quantify the risks undertaken in the investment strategies that include low levels of leverage and hedging that potentially introduce more volatility and risk.
Response: Your comment is noted and will be in future filings. Beginning with our Form 10-K for the year ended December 31, 2009, the Company will provide enhanced disclosures similar to what is attached as Exhibit C to this letter blacklined from what was disclosed in our Form 10-K for the year ended December 31, 2008.
Form 10-Q for the quarter ended June 30, 2009
Notes to Unaudited Financial Statements
4. Investments
(g) Other-than-temporary impairment charges, page 10
4.
Please revise your disclosure of your other-than-temporary credit-related impairments to include the significant inputs, including the value of these inputs, used to measure the amount of your credit losses. Please see paragraph 42 of FSP FAS 115-2 and FAS 124-2.

Response: Your comment is noted and will be in future filings. Beginning with our Form 10-Q for the quarter ended September 30, 2009, the Company will provide enhanced disclosures similar to what is attached as Exhibit D to this letter blacklined from what was disclosed in our Form 10-Q for the quarter ended June 30, 2009.
5. Derivative Instruments, page 12
5.	Please revise your disclosure to describe the methodology you use to fair value the “to-be-announced mortgage-backed securities” (TBA MBS) given that the underlying pools of mortgages are not known.
Response: Your comment is noted and will be in future filings. Beginning with our Form 10-Q for the quarter ended September 30, 2009, the Company will provide enhanced disclosures similar to what is attached as Exhibit E to this letter blacklined from what was disclosed in our Form 10-Q for the quarter ended June 30, 2009.

Securities and Exchange Commission
September 15, 2009

In addition, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *
Should you have any questions concerning this letter please call the undersigned at (441) 278-5678.
Very truly yours,

/s/ Joan H. Dillard

Joan H. Dillard
Chief Financial Officer

cc:	Sasha Parikh, SEC Mark Brunhofer, SEC Mark Smith, Deloitte Wesley D. Dupont, Esq. Wayne H. Datz, Esq. Joseph Roesler

Exhibit A
2. SIGNIFICANT ACCOUNTING POLICIES
k) Goodwill and Intangible Assets
 ~~Identifiable intangible assets and goodwill that arise from business combinations are accounted for in accordance with FAS No. 141, “Business Combinations,” (“FAS 141”) and FAS No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”). We~~ The Company classif~~y~~ies its intangible assets into three categories: (1) intangible assets with finite lives subject to amortization, (2) intangible assets with indefinite lives not subject to amortization, and (3) goodwill. Intangible assets, other than goodwill, consist of trademarks, renewal rights, internally generated software, non-compete covenants and insurance licenses held by subsidiaries domiciled in the United States.
For intangible assets with finite lives, the value of the assets is amortized over their useful lives. The Company also tests assets for impairment if conditions exist that indicate the carrying value may not be recoverable. If, as a result of the evaluation, the Company determines that the value of the intangible assets is impaired, then the value of the assets will be written-down in the period in which the determination of the impairment is made.
For indefinite lived intangible assets  ~~and goodwill~~, the Company does not amortize the intangible asset but evaluates and compares the fair value of the assets to their carrying values on an annual basis or more frequently if circumstances warrant. If, as a result of the evaluation, the Company determines that the value of the intangible assets is impaired, then the value of the assets will be written-down in the period in which the determination of the impairment is made.
Goodwill represents the excess of the cost of acquisitions over the fair value of net assets acquired and is not amortized. Goodwill is assigned at acquisition to the applicable reporting unit(s) based on the expected benefit to be received by the reporting unit from the business combination. The Company determines the expected benefit based on several factors including the purpose of the business combination, the strategy of the Company subsequent to the business combination and structure of the acquired company subsequent to the business combination. A reporting unit is a component of the Company’s business that has discrete financial information which is reviewed by management. In determining the reporting unit, the Company analyzes the inputs, processes, outputs and overall operating performance of the reporting unit. The Company has determined that for purposes of the acquisition of Darwin that Darwin is the reporting unit that is expected to receive the benefit of the business combination and as such the goodwill has been allocated to this reporting unit. For goodwill, the Company performs a two-step impairment test on an annual basis or more frequently if circumstances warrant. The first step is to compare the fair value of the reporting unit with its carrying value, including goodwill. If the carrying amount of the reporting unit exceeds its fair value then the second step of the goodwill impairment test is performed. In determining the fair value of the reporting units a discounted cash flow model and a market multiple model are utilized to determine the fair value. The discounted cash flow model applies a discount to projected cash flows including a terminal value calculation. The market multiple model applies earnings and book value multiples of similar publicly-traded companies to the reporting unit’s projected earnings or book value. The Company selects the weighting of the models utilized to determine the fair value of the reporting units based on its judgment, considering such factors as the reliability of the cash flow projections and the entities included in the market multiples.
The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill in order to determine the amount of impairment to be recognized. The implied fair value of goodwill is determined by deducting the fair value of a reporting unit’s identifiable assets and liabilities from the fair value of the reporting unit as a whole. The excess of the carrying value of goodwill above the implied goodwill, if any, would be recognized as an impairment charge in “general and administrative expenses” in the consolidated statements of operations and comprehensive income.
 ~~In accordance with FAS 142, the Company’s annual valuations have not indicated any impairment of any non-goodwill indefinite lived intangible assets and goodwill. This also included an assessment of the goodwill acquired as part of the acquisition of Darwin, which occurred after our annual impairment testing date. We performed an analysis to determine if the recent market turmoil would constitute an event that would require a valuation of the acquired goodwill. This analysis considered several factors, including the market dislocation on the insurance industry and the impact it has had on our operations and our competitors, an evaluation of the business acquired from Darwin to determine if any adverse changes in cash flows have occurred, changes in credit ratings, comparables to other recently completed acquisitions of our competitors and an analysis of the Company’s cost of capital as of the acquisition date of Darwin and subsequently. The Company concluded that there were no significant negative impacts that would necessitate a re-valuation at the end of the year of the acquired entity.~~

Exhibit B
5.  FAIR VALUE OF FINANCIAL INSTRUMENTS
~~The Company adopted FAS 157 as of January 1, 2008~~Under U.S. GAAP, fair value is defined~~. This statement defines fair value and establishes a framework for measuring fair value under U.S. GAAP. FAS 157 defines fair value~~  as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ~~FAS 157 also established a~~ There is a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon whether the inputs to the valuation of an asset or liability are observable or unobservable in the market at the measurement date, with quoted market prices being the highest level (Level 1) and unobservable inputs being the lowest level (Level 3). A fair value measurement will fall within the level of the hierarchy based on the input that is significant to determining such measurement. The three levels are defined as follows:
•	Level 1: Observable inputs to the valuation methodology that are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2: Observable inputs to the valuation methodology other than quoted market prices (unadjusted) for identical assets or liabilities in active markets. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets in markets that are not active and inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3: Inputs to the valuation methodology that are unobservable for the asset or liability.
At each measurement date the Company estimates the fair value of the financial instruments using various valuation techniques. The Company utilizes, to the extent available, quoted market prices in active markets or observable market inputs in estimating the fair value of our financial instruments. When quoted market prices or observable market inputs are not available, the Company utilizes valuation techniques that rely on unobservable inputs to estimate the fair value of financial instruments. The Company bases its determination of whether a market is active or inactive based on the spread between what a seller is asking for a security and what a buyer is bidding for that security. Spreads that are significantly above historical spreads are considered inactive markets. The Company also considers the volume of trading activity in the determination of whether a market is active or inactive.
The Company utilizes independent pricing sources to obtain market quotations for securities that have quoted prices in active markets. In general, the independent pricing sources use observable market inputs including, but not limited to, investment yields, credit risks and spreads, benchmarking of like securities, non-binding broker-dealer quotes, reported trades and sector groupings to determine the fair value. For a majority of the portfolio~~,~~ the Company obtained two or more prices per security as of December 31, 2008. When multiple prices are obtained, a price source hierarchy is utilized to determine which price source is the best estimate of the fair value of the security. The price source hierarchy emphasizes more weighting to significant observable inputs like, for example, index pricing and less weighting towards non-binding broker quotes. In addition, to validate all prices obtained from these pricing sources, including non-binding broker quotes, the Company also obtains prices from its investment portfolio managers and other sources (e.g. another pricing vendor), and compares the prices obtained from the independent pricing sources to those obtained from the Company’s investment portfolio managers and other sources. The Company investigates any material differences between the multiple sources and determines which price best reflects the fair value of the individual security. There were no material differences between the prices from the independent pricing sources and the prices obtained from the Company’s investment portfolio managers and other sources as of December 31, 2008.
The following table shows the fair value of the Company’s financial instruments and where in the FAS 157 fair value hierarchy the fair value measurements are included as of December 31, 2008.

			Fair value measurement using:
			Quoted prices
			in active	Significant
			markets for	other	Significant
			identical	observable	unobservable
	Carrying	Total fair	assets	inputs	inputs
	amount	value	(Level 1)	(Level 2)	(Level 3)
U.S. government and government agencies	$1,770,235	$1,770,235	$817,769	$952,466	$
Non-U.S. government and government agencies	280,156	280,156		280,156
Corporate	1,361,970	1,361,970		1,361,970
States, municipalities and political subdivisions	369,619	369,619		369,619
Mortgage backed	2,089,937	2,089,937		2,089,937
Asset backed	160,112	160,112		160,112

Total fixed maturity investments, available for sale	6,032,029	6,032,029
Total other invested assets, fair value	69,902	69,902	21,329		48,573
Total other invested assets, available for sale	55,199	55,199		55,199

Total investments	6,157,130	6,157,130

Senior notes	498,796	377,500		377,500

The following describes the valuation techniques used by the Company to determine the fair value of financial instruments held as of December 31, 2008.
U.S. government and U.S. government agencies: Comprised primarily of bonds issued by the U.S. Treasury, the Federal Home Loan Bank, the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. The fair values of the Company’s U.S. government securities are based on quoted market prices in active markets and are included in the Level 1 fair value hierarchy. The Company believes the market for U.S. Treasury securities is an actively traded market given the high level of daily trading volume. The fair values of U.S. government agency securities are priced using the spread above the risk-free yield curve. As the yields for the risk-free yield curve and the spreads for these securities are observable market inputs, the fair values of U.S. government agency securities are included in the Level 2 fair value hierarchy.
Non-U.S. government and government agencies: Comprised of fixed income obligations of non-U.S. governmental entities. The fair values of these securities are based on prices obtained from broker/dealers and international indices and are included in the Level 2 fair value hierarchy.
Corporate: Comprised of bonds issued by corporations that on acquisition are rated BBB-/Baa3 or higher provided that, in aggregate, corporate bonds with ratings of BBB-/Baa3 do not constitute more than 5% of the market value of the Company’s fixed income securities and are diversified across a wide range of issuers and industries. The fair values of corporate bonds that are short-term are priced using spread above the London Interbank Offering Rate yield curve, and the fair value of corporate bonds that are long-term are priced using the spread above the risk-free yield curve. The spreads are sourced from broker/dealers, trade prices and the new issue market. As the significant inputs used to price corporate bonds are observable market inputs, the fair values of corporate bonds are included in the Level 2 fair value hierarchy.
States, municipalities and political subdivisions: Comprised of fixed income obligations of U.S. domiciled state and municipality entities. The fair values of these securities are based on prices obtained from broker/dealers and the new issue market, and are included in the Level 2 fair value hierarchy.
Mortgage-backed: Principally comprised of AAA-rated pools of residential and commercial mortgages originated by both agency (such as the Federal National Mortgage Association) and non-agency originators. The fair values of mortgage-backed securities originated by U.S. government agencies and non-U.S. government agencies are based on a pricing model that incorporates prepayment speeds and spreads to determine appropriate average life of mortgage-backed securities. The spreads are sourced from broker/dealers, trade prices and the new issue market. As the significant inputs used to price the mortgage-backed securities are observable market inputs, the fair values of these securities are included in the Level 2 fair value hierarchy.
Asset-backed: Principally comprised of AAA-rated bonds backed by pools of automobile loan receivables, home equity loans and credit card receivables originated by a variety of financial institutions. The fair values of asset-backed securities are priced using prepayment speed and spread inputs that are sourced from the new issue market. As the significant inputs used to price the asset-backed securities are observable market inputs, the fair values of these securities are included in the Level 2 fair value hierarchy.
Other invested assets, at fair value: Comprised of hedge funds invested in a range of diversified strategies as well as equity securities and preferred stock. The fair values of the hedge funds are based on the net asset value of the funds as reported by the fund manager less a liquidity discount where hedge fund investments contain lock-up provisions that prevent immediate dissolution. The Company considers these lock-up provisions to be obligations that market participants would assign a value to in determining the price of these hedge funds, and as such have considered these obligations in determining the fair value measurement of the related hedge funds. The liquidity discount was estimated by calculating the value of a protective put over the lock-up period. The protective put measures the risk of holding a restricted asset over a certain time period. The Company used the Black-Scholes option-pricing model to estimate the value of the protective put for each hedge fund. The aggregate liquidity discount recognized during the year ended December 31, 2008 was $310. The net asset value and the liquidity discount are significant unobservable inputs, and as such the fair values of the Company’s hedge funds are included in the Level 3 fair value hierarchy. The fair values of the equity securities are quoted prices from market exchanges, and therefore included in the Level 1 fair value hierarchy.

Other invested assets available for sale: Comprised of an open-end global high-yield bond fund that invests in non-investment grade bonds issued by various issuers and industries. The fair value of the global high-yield bond fund is based on the net asset value as reported by the fund manager. The net asset value is an observable input as it is traded on a market exchange on a daily basis. The fair value of the global high-yield bond fund is included in the Level 2 fair value hierarchy.
Senior notes: The fair value of the senior notes is based on trades as reported in Bloomberg, which was 75.5% of their principal amount, providing an effective yield of 12.6% as of December 31, 2008. The fair value of the senior notes is included in the Level 2 fair value hierarchy.
The following is a reconciliation of the beginning and ending balance of financial instruments using significant unobservable inputs (Level 3) for the year ended December 31, 2008. The roll-forward includes our hedge fund investments.

Year Ended
December 31,
2008
Opening balance	$241,435
Total gains or losses included in earnings:
Realized gains	12,159
Change in fair value of hedge fund investments	(77,886)
Purchases or (sales)	(127,135)
Transfers in and/or out of Level 3	—

Ending balance, December 31, 2008	$48,573

The total change in fair value of hedge fund investments during the year ended December 31, 2008 of ($77,886) included a change in fair value of hedge fund investments still held as of December 31, 2008 of ($65,381).

Exhibit C
4. INVESTMENTS
c) Other Invested Assets
The cost and fair value of other invested assets as of December 31, 2008 and 2007 are as follows:

	2008		2007
	Cost	Fair Value	Cost	Fair Value
Hedge funds	$48,573	$48,573	$215,173	$241,435
Global high-yield fund	89,229	55,199	75,125	79,549
Equity securities	21,329	21,329	—	—
Other invested assets	—	—	1,160	1,160

	$159,131	$125,101	$291,458	$322,144

As of December 31, 2008, our hedge fund balance, which comprised 0.7% of the total fair value of our investments and cash and cash equivalents, consisted of two hedge fund investments, which are summarized as follows:

	Fair Value
Hedge Fund Type	As of December 31, 2008	Investment Strategy
Multi Strategy Fund of Funds	$37,509
The funds’ investment strategy is to seek attractive long-term, risk-adjusted absolute returns in U.S. dollars with volatility lower than, and minimal correlation to, the broad equity markets by investing in a diversified selection of hedge funds.

Investment Grade Fixed Income	11,064
The funds’ investment strategy is to seek attractive total returns through both capital appreciation and current returns by investing in bank loans, high yield bonds, structured credit, residential and commercial mortgage backed securities and investment grade corporate bonds.

Some of the underlying funds in the multi-strategy fund of funds may use leverage but the Company does not consider it material to the overall performance of this fund of funds. The investment grade fixed income fund did not employee leverage as of December 31, 2008.
As of December 31, 2008, the hedge funds and equity securities are included in “other invested assets, at fair value” on the consolidated balance sheets. Since the change in the unrealized gain or loss is recognized in the consolidated statements of operations and comprehensive income for the hedge funds and equity securities, the cost is reset to equal fair value.
As of December 31, 2008, the global high-yield fund is included in “other invested assets available for sale, at fair value” on the consolidated balance sheets. As of December 31, 2008, the other invested assets available for sale had gross unrealized gains of nil and gross unrealized losses of $34,030. As of December 31, 2007, the other invested assets available for sale, which included the hedge fund investments and the global high-yield fund, had gross unrealized gains of $31,674 and gross unrealized losses of $988.

Exhibit D
4. INVESTMENTS
g) Other-than-temporary impairment charges
i) Adoption of FSP FAS 115-2:
During the three months ended June 30, 2009, the Company adopted FSP FAS 115-2. FSP FAS 115-2 amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to remove the requirement that the Company must have the intent and ability to hold a debt security until its anticipated recovery. Under the revised guidance, the Company is required to recognize an OTTI in the consolidated statements of operations and comprehensive income if the Company intends to sell the debt security or if it is more likely than not that the Company will be required to sell a debt security before the recovery of its amortized cost basis. In addition, the new FSP FAS 115-2 requires the recognition of an OTTI if the present value of the expected cash flows of a debt security is less than the amortized cost basis of the debt security (“credit loss”).
For the Company’s debt securities that are within the scope of FAS FSP 115-2, the Company has applied the following policy to determine if an OTTI exists at each reporting period:
•
The Company’s debt securities are managed by external investment portfolio managers and as such the Company requires them to provide a list of debt securities they intend to sell at the end of the reporting period. Any impairments in these securities are recognized as an OTTI, with the difference between the amortized cost and fair value recognized in the unaudited condensed consolidated statements of operations and comprehensive income.

•
At each reporting period the Company determines if it is more likely than not the Company will be required to sell a debt security before the recovery of its amortized cost basis. The Company analyzes its current and future contractual and non-contractual obligations relative to its expectation of future cash flows to determine if the Company will need to sell debt securities to fund its obligations. The Company considers factors such as trends in underwriting profitability, cash flows from operations, return on invested assets, property catastrophe losses, timing of payments and other specific contractual obligations that are coming due.

•
For debt securities that are in an unrealized loss position that the Company does not intend to sell, the Company assesses whether a credit loss exists. The amount of the credit loss is recognized in the consolidated statements of operations and comprehensive income and is included in “net impairment charges recognized in earnings”. The assessment involves consideration of several factors including: (i) the significance of the decline in value and the resulting unrealized loss position, (ii) the time period for which there has been a significant decline in value and (iii) an analysis of the issuer of the investment, including its liquidity, business prospects and overall financial position. The Company also looks to additional factors depending on the type of security as identified below:

•
Corporate bonds: The credit rating of the issuer as well as information from the Company’s investment portfolio managers and rating agencies. Based on all reasonably available information, the Company determines if a credit loss exists.

•
Mortgage backed and asset backed securities: The Company utilizes an independent third party service to identify mortgage backed or asset backed securities where possible principal and/or interest will not be paid. The independent third party service provides cash flow projections using default rate, delinquency rate and prepayment assumptions under different scenarios. The Company reviews the information received from the independent third party and the Company determines the present value of future cash flows.

Following the Company’s review of the securities in the investment portfolio, seven securities (six mortgage-backed securities and one corporate bond) were considered to be other-than-temporarily impaired for the three months ended June 30, 2009 due to the present value of the expected cash flows being lower than the amortized cost. Of the $16,225 recognized as other-than-temporary impairment, $5,474 was recognized through earnings in the unaudited condensed consolidated statement of operations and comprehensive income due to credit related losses and $10,751 was recognized in “accumulated other comprehensive income” in the unaudited condensed consolidated balance sheets.

For the six mortgage-backed securities for which an OTTI was recognized through earnings, the significant inputs utilized to determine a credit loss were the estimated frequency and severity of losses of the underlying mortgages that comprise the mortgage-backed securities. The frequency of losses was measured as the credit default rate, which includes such factors such as loan-to-value ratios and credit scores of borrowers. The severity of losses includes such factors as trends in overall housing prices and house prices that are obtained at foreclosure. The frequency and severity inputs were used in projecting the future cash flows of the mortgage backed securities. The following table shows the range of the credit default rates and severity rates for the mortgage-backed securities for which an OTTI was recognized through earnings as well as the weighted average rates.

Significant Input	Range of Inputs	Weighted Average of Input

Credit default rate	4.37% – 8.91%	4.97%

Severity rate	20.61% – 28.64%	22.12%
The following table summarizes the amounts related to credit losses on debt securities for which a portion of the OTTI was recognized in other comprehensive income in the unaudited condensed consolidated statements of operations and comprehensive income for the three months ended June 30, 2009:

For the Three Months
Ended June 30, 2009
Beginning balance of credit loss related to the adoption of FSP FAS 115-2	$7,140
Additions for the credit loss for which OTTI was not previously recognized	3,167
Reductions for securities sold during the period (realized)	—
Reductions for OTTI previously recognized due to intent to sell	—
Additions resulting from the increase in credit losses	2,307
Reductions resulting from the improvement in expected cash flows	—

Ending balance of credit losses	$12,614

ii) Cumulative effect adjustment
In accordance with FSP FAS 115-2, the Company was required to recognize a cumulative effect adjustment to retained earnings for all debt securities for which the Company had previously recognized an OTTI. The cumulative effect adjustment was based on those fixed maturity securities that the Company still held at April 1, 2009. The amount of the cumulative effect adjustment was determined by comparing the present value of the expected cash flows of each security with the amortized cost basis of the security as of April 1, 2009. The discount rate used to calculate the present value of the cash flows of securities that have fixed interest and principal payments was the rate in effect at the acquisition date. The discount rate used to calculate the present value of the cash flows of securities that have variable interest and principal payments was the rate in effect immediately prior to recognizing OTTI. The cumulative effect adjustment will have the effect of re-establishing unrealized losses that were previously recognized in the income statement as an OTTI. The Company recognized a cumulative effect adjustment of $136,848, net of applicable deferred income taxes of $1,677 as an increase to retained earnings and a reduction to accumulated other comprehensive income in the balance sheet.
iii) Treatment Prior to the Adoption of FSP FAS 115-2
Prior to the adoption of FSP FAS 115-2, the Company reviewed the carrying value of its investments to determine if a decline in value is considered to be other-than-temporary. This review involved consideration of several factors including: (i) the significance of the decline in value and the resulting unrealized loss position; (ii) the time period for which there had been a significant decline in value; (iii) an analysis of the issuer of the investment, including its liquidity, business prospects and overall financial position; and (iv) the Company’s intent and ability to hold the investment for a sufficient period of time for the value to recover. For certain investments, the Company’s investment portfolio managers had the discretion to sell those investments at any time. As such, the Company recognized an OTTI for those securities in an unrealized loss position each quarter as the Company could not assert that it had the intent to hold those investments until anticipated recovery. The identification of potentially impaired investments involved significant management judgment that included the determination of their fair value and the assessment of whether any decline in value was other than temporary. If the decline in value was determined to be other-than-temporary, then the Company recorded a realized loss in the statements of operations and comprehensive income in the period that it was determined, and the cost basis of that investment was reduced.

Following the Company’s review of the securities in the investment portfolio, 124 and 207 securities were considered to be other-than-temporarily impaired for the three and six months ended June 30, 2008, respectively. Consequently, the Company recorded an OTTI of $25,907 and $37,277 within “net realized investment losses” on the unaudited condensed consolidated statements of operations and comprehensive income for the three and six months ended June 30, 2008, respectively. The declines in market value of these securities were primarily due to the write-down of residential and commercial mortgage-backed securities due to the widening of credit spreads caused by the decline in the U.S. housing market. Also included in the OTTI during the three months ended June 30, 2008 was a write-down of $1,000 related to the Company’s investment in bonds issued by a commercial bank and a write down of $1,160 of the other invested asset. The Company performed an analysis of the issuers, including their liquidity, business prospects and overall financial position and concluded that an OTTI should be recognized.

Exhibit E
5. DERIVATIVE INSTRUMENTS
The Company uses currency forward contracts to manage currency exposure, which are the only derivative instruments used for risk management purposes. The U.S. dollar is the Company’s reporting currency and the functional currency of its operating subsidiaries. The Company enters into insurance and reinsurance contracts where the premiums receivable and losses payable are denominated in currencies other than the U.S. dollar. In addition, the Company maintains a portion of its investments and liabilities in currencies other than the U.S. dollar, primarily the Canadian dollar, Euro and British Sterling. For liabilities incurred in currencies other than U.S. dollars, U.S. dollars are converted to the currency of the loss at the time of claim payment. As a result, the Company has an exposure to foreign currency risk resulting from fluctuations in exchange rates. The Company has developed a hedging strategy using currency forward contracts to minimize the potential loss of value caused by currency fluctuations. These currency forward contracts are not designated as hedges and accordingly are carried at fair value on the consolidated balance sheets as a part of “other assets” or “accounts payable and accrued liabilities,” with the corresponding realized and unrealized gains and losses included in “foreign exchange loss” in the unaudited condensed consolidated statements of operations and comprehensive income. The fair value of our currency forward contracts as of June 30, 2009 was a net receivable of $3,136 and was included in “other assets” in the unaudited condensed consolidated balance sheet. The fair value of our currency forward contracts as of December 31, 2008 was a net payable of $1,544 and was included in “accounts payable and accrued expenses” in the unaudited condensed consolidated balance sheet.
During the three months ended June 30, 2009, the Company purchased to-be-announced mortgage-backed securities (“TBA MBS”). A TBA MBS is a forward contract to acquire a mortgage-backed security where the underlying pools of mortgages are not known until the actual settlement date. The TBA MBS have defined risk profiles at the time of purchase as determined by the Company taking into consideration factors such as credit ratings, maturity, discounted cash flows, underlying collateral and geographic location. Based on the risk profile of the TBA MBS, pricing is obtained from the Barclay indices that utilize several observable inputs to determine fair market value, that include among others, treasury yields, new issuance and secondary trades, information provided by broker/dealers, security cash flows and structures, sector and issuer level spreads, credit rating, underlying collateral and prepayment speeds. In accordance with FAS 133, the Company accounts for the TBA MBS as a derivative contract as it is possible at the acquisition of the TBA MBS that the Company will settle on a net basis the TBA MBS by rolling it into another TBA MBS. The fair value of the TBA MBS was $133,815 as of June 30, 2009, and the Company recognized a realized gain of $3,045 during the three months ended June 30, 2009 for the change in fair value of these securities.